UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 600,000,000 Callable Fixed Rate Notes due November 22, 2013

Filed pursuant to Rule 3 of Regulation BW

Dated: November 21, 2011

The following information regarding the U.S. Dollar 600,000,000 Callable Fixed Rate Notes due November 22, 2013 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 4, 2011) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 600,000,000 Callable Fixed Rate Notes due November 22, 2013.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be 0.60 per cent. per annum, payable semi-annually in arrear on each May 22 and November 22, commencing May 22, 2012 and ending on November 22, 2013

(c) Maturing November 22, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each February 22, May 22, August 22, November 22, commencing February 22, 2012 and ending on August 22, 2013, with 5 New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of November 17, 2011, the Bank entered into a Terms Agreement with Barclays Capital Inc. (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 600,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about November 22, 2011.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 600,000,000	N/A	USD 600,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated November 17, 2011.

B.	Terms Agreement dated November 17, 2011.

Final Terms dated November 17, 2011

International Bank for Reconstruction and Development

Issue of

$600,000,000 Callable Fixed Rate Notes due November 22, 2013

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4037

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies	United States Dollars (“$”)
(Condition 1(d)):

4.	Aggregate Nominal Amount:

	(i) Series:	$600,000,000

	(ii) Tranche:	$600,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	$1,000 and integral multiples thereof

7.	Issue Date:	November 22, 2011

8.	Maturity Date (Condition 6(a)):	November 22, 2013

9.	Interest Basis (Condition 5):	Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	0.60 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	May 22 and November 22 of each year, commencing May 22, 2012 to and including the Maturity Date

	(iii) Broken Amount:	Not Applicable

	(iv) Day Count Fraction (Condition 5(l)):	30/360

	(v) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable

	(i) Optional Redemption Date(s):	February 22, May 22, August 22 and November 22 of each year, commencing on February 22, 2012 to and including August 22, 2013

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	$1,000 per minimum Specified Denomination, plus any accrued and unpaid interest

	(iii) Notice Period:	Five (5) New York Business Days prior to the Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	$1,000 per minimum Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes

Fed Bookentry Notes available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Barclays Capital Inc.

27.	Total commission and concession:	0.00 per cent of the Aggregate Nominal Amount

28.	Additional selling restrictions:	Not Applicable
OPERATIONAL INFORMATION
29.	ISIN Code:	US459058CC52

30.	CUSIP:	459058CC5

31.	Common Code:	070820706

32.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme,

33.	Delivery:	Delivery against payment

34.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on October 4, 2011.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name: Carlo Segni
Title: Authorized Officer

Duly authorized

TERMS AGREEMENT NO. 4037 UNDER THE FACILITY

November 17, 2011

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$600,000,000 Callable Fixed Rate Notes due November 22, 2013 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on November 22, 2011 (the “Settlement Date”) at an aggregate purchase price of US$600,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to November 14, 2011, 3:00 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the nominal amount).

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK NYC/BARCLAYS; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021 081 367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to bear the following expenses, if applicable:

(a)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(b)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer; and

(c)	the agreed fees and expenses of KPMG LLP in connection with the reliance letter to be delivered in relation to the Notes.

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6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attn: Syndicate Desk

Tel: 212-412-1535

Fax: 212-548-9148

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

By:	BARCLAYS CAPITAL INC.

By:	/s/ Justin D’Ercole
Name: Justin D’Ercole
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Carlo Segni
Name: Carlo Segni
Authorized Officer

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